FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated November 10, 2010

Commission File Number 1-15018

FIBRIA CELULOSE S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Alameda Santos, 1357, 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2010

FIBRIA CELULOSE S.A.

	By:	/s/ João Adalberto Elek
	Name:	João Adalberto Elek
	Title:	Chief Financial Officer and Investors’ Relations Officer

EXHIBIT INDEX

The documents comprising the Exhibits to this Form 6-K are exhibits and schedules and other documents that were omitted from earlier filings of the registrant, as indicated in each Exhibit reference below.

Exhibit	Description of Exhibit
Exhibit 3.1.2

Exhibit to Exhibit 3.1 (Investment Agreement) to the company’s 2009 Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2010: English summary and Instrumento Particular de Escritura da 2a Emissão Privada de Debentures Não Conversíveis e com Cláusula de Permuta da Votorantim Industrial S.A., com Garantias Flutuante e Fidejussória (Private Instrument of 2nd Issuance of Non-Convertible Debentures and with Exchange Clause of Votorantim Industrial S.A., with Fluctuating and Personal Guarantee).

Exhibit 3.1.10

Exhibits to the Shareholders’ Agreement, filed as Exhibit 3.1.10 to Exhibit 3.1 (Investment Agreement) to the company’s 2009 Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2010, comprising: Annexes 2.2, 2.3.1 and 2.3.2.

Exhibit 3.1.15

Exhibit to the Shareholders’ Agreement, filed as Exhibit 3.1.10 to Exhibit 3.1 (Investment Agreement) to the company’s 2009 Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2010: Share Purchase Agreement.

Exhibit 4.3

Exhibit to the Joint Venture Agreement, filed as Exhibit 4.3 to the company’s 2009 Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2010, comprising: Annex A (Newco’s Amended and Restated Bylaws), Annex B (Independent Sales Representation Agreement), Annex C (Operational and Maintenance Services Agreement), Annex D (Procurement Agreement), Annex E (Shareholders Agreement and annexes), Annex F (Utilities Supply Agreement), Annex G (Slush Pulp Supply Agreement and schedules), Annex H (Option Price) and Annex I (Temporary Business Plan).

Exhibit 4.4

Exhibit to the Strategic Business Agreement between Oji Paper Co., Ltd. and Votorantim Celulose e Papel S.A., filed with company’s 2009 Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2010, comprising: Schedules 1.01(a), 4.01(1), 4.01(2) and 4.01(3).

Exhibit 4.13

Exhibit to the company’s 2008 Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on October 28, 2009: English summary and Instrumento Privado de Protocolo e Justificação de Cisão da Ripasa S.A. Celulose e Papel (Private

Instrument of Protocol and Justification of Spin-Off of Ripasa S.A. Celulose e Papel).
Exhibit 10.8	Exhibit to Form F-4 filed with the Securities and Exchange Commission on October 28, 2009: Export Prepayment Facility Agreement and Secured Loan and exhibits.